EXHIBIT 3(i)(e)

        ARTICLES OF AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF HEALTHBRIDGE, INC.

Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation records the following action taken by its stockholders as part of its Amended and Restated Articles of Incorporation.

On July 18, 2003 a majority of the stockholders of Heathbridge, Inc. approved certain action proposed by the corporation’s board of directors at the annual general meeting, which action is recorded herein as part of the corporation’s Amended and Restated Articles of Incorporation dated May 10, 1999.

ARTICLE ONE

The name of the corporation is Healthbridge, Inc.

ARTICLE TWO

The following action was approved by a majority of the stockholders of the corporation on July 18, 2003:

The stockholders approved a one for twenty (1:20) reverse split of the corporation’s common stock.

ARTICLE THREE

The number of shares of the corporation outstanding at the time this action was approved and these actions ratified was 20,533,346 and the number of shares entitled to vote thereon was 20,533,346.

ARTICLE FOUR

The number of shares voted to consider a one for twenty (1:20) reverse split of the corporation’s common stock was 12,538,503 in favor, 750,000 against with 636,136 votes abstaining from the vote. The number of votes cast in favor of the reverse split of the corporation’s common stock by the stockholders was sufficient for approval of same.

ARTICLE FIVE

The manner, in which any exchange, reclassification or cancellation of issued shares provided for in the reverse split shall be effected, is as follows:

At 5.00 p.m. Pacific Time on August 22, 2003, a date subsequent to the filing of these Articles of Amendment to the Amended and Restated Articles of Incorporation with the Texas Secretary of State, all outstanding shares of common stock held by each holder of record on such date shall be automatically combined at the rate of one-for-twenty (1:20) without any further action on the part of the holders thereof or this corporation. No fractional shares will be issued. All fractional shares for one-half share or more shall be increased to the next higher whole number of shares and all fractional shares of less than one-half share shall be decreased to the next lower whole number of shares, respectively.

ARTICLE SIX

The manner in which such action effects a change in the amount of stated capital is as follows:

Article Two of these Articles of Amendment to the Amended and Restated Articles of Incorporation empowers the corporation to effectuate a one for twenty (1:20) reverse split of the corporation’s common stock without amending either the par value or the authorized stock structure of the corporation; such that the existing issued and outstanding 20,533,346 common shares par value $0.0001 shall become 1,026,667 common shares of $0.0001 par value.

The reverse split will have the effect of reducing stated capital by $1,950.66.

Dated July 18, 2003

/s/ Nora Coccaro

Nora CoccaroPresident